UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.5)*


DEERFIELD CAPITAL CORP.
-----------------------------------------------------------------
(Name of Issuer)


COMMON, $0.001 PAR VALUE PER SHARE
-----------------------------------------------------------------
(Title of class of Securities)


244572301
--------------
(CUSIP Number)

11 March 2008*
-----------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

*11 March 2008 is the date that the Issuer converted all of its Series A Cumulative Convertible Preferred Stock into Common Stock.



If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Section
240.13d-1(3), 240.1d-1(f)or 240.13d-1(g), check the following
box. [    ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














CUSIP No. 244572301				Page 2 of 13 Pages

1.	NAME OF REPORTING PERSON
		WILLIAM AND CLAIRE DART FOUNDATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [ ]
    							(b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   WC-INVESTMENT PORTFOLIO OF REPORTING
PERSON
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	PLACE OF ORGANIZATION - MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER			3,375,900

8.  	SHARED VOTING POWER			-0-

9.  	SOLE DISPOSITIVE POWER		3,375,900

10.  	SHARED DISPOSITIVE POWER		-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		3,375,900 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)		[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		5.1%
14.	TYPE OF REPORTING PERSON
		OO-PRIVATE FOUNDATION



























CUSIP NO. 244572301				Page 3 of 13 Pages

1.	NAME OF REPORTING PERSON
		RUSHMORE INVESTMENTS LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
    							(b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   WC-INVESTMENT PORTFOLIO OF REPORTING
PERSON
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	PLACE OF ORGANIZATION - CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			    4,055,400

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		    4,055,400

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		4,055,400 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		6.1%
14.	TYPE OF REPORTING PERSON*
		CO-CORPORATION























CUSIP NO. 244572301				Page 4 of 13 Pages

1.	NAME OF REPORTING PERSON
		ROBERT C. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   							(b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   00-NOT APPLICABLE - NO DIRECT INVESTMENTS
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP - BELIZE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			4,055,400

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		4,055,400

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		4,055,400 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		6.1%
14.	TYPE OF REPORTING PERSON
		IN-INDIVIDUAL


























CUSIP NO. 244572301				Page 5 of 13 Pages

1.	NAME OF REPORTING PERSON
		COPPER MOUNTAIN INVESTMENTS LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   							(b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   WC-INVESTMENT PORTFOLIO OF REPORTING
PERSON
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	PLACE OF ORGANIZATION - CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			4,775,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		4,775,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		4,775,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		7.2%
14.	TYPE OF REPORTING PERSON
		CO-CORPORATION

























CUSIP NO. 244572301				Page 6 of 13 Pages

1.	NAME OF REPORTING PERSON
		ROBERT C. DART RESIDUAL TRUST

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   							(b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   00-NOT APPLICABLE - NO DIRECT INVESTMENTS
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	PLACE OF ORGANIZATION - MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			4,775,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		4,775,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		4,775,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		7.2%
14.	TYPE OF REPORTING PERSON
		00-TRUST


























CUSIP NO. 244572301				Page 7 of 13 Pages

1.	NAME OF REPORTING PERSON
		WILLIAM A. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   							(b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   00-NOT APPLICABLE - NO DIRECT INVESTMENTS
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP - UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			4,775,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		4,775,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		4,775,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		7.2%
14.	TYPE OF REPORTING PERSON
		IN-INDIVIDUAL


























CUSIP NO. 244572301				Page 8 of 13 Pages

1.	NAME OF REPORTING PERSON
		CLAIRE T. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   							 (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   00-NOT APPLICABLE - NO DIRECT INVESTMENTS
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP-UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			4,775,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		4,775,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		4,775,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		7.2%
14.	TYPE OF REPORTING PERSON
		IN-INDIVIDUAL


























CUSIP No. 244572301				Page 9 of 13 Pages

Explanatory Note: As a result of the conversion by the Issuer on 11 March 2008 of 14,999,992 shares of its Series A cumulative convertible preferred stock into 14,999,992 shares of common stock, the percentage of the shares of common stock of the Issuer beneficially owned by the Reporting Persons has been reduced to 18.3%. Concurrently with the filing of this Amendment No. 5 to Schedule 13D, the Reporting Persons are filing a Schedule 13G pursuant to Rule 13d-1(c) to report their beneficial ownership of the shares of the common stock of the Issuer.

ITEM l.  SECURITY AND ISSUER
		COMMON STOCK
		DEERFIELD CAPITAL CORP. (the Issuer)
       6250 N. RIVER ROAD
       ROSEMONT, IL  60018

ITEM 2.  REPORTING PERSONS


The William and Claire Dart Foundation (the Dart Foundation), 500
Hogsback Road, Mason, MI 48854, is a private foundation organized in Michigan.

Rushmore Investments Ltd. (Rushmore), P. O. Box 30229, Grand
Cayman, KY1-1201, Cayman Islands, a Cayman Islands company, owns an investment portfolio.

Robert C. Dart, P. O. Box 30229, Grand Cayman, KY1-1201, Cayman Islands, BWI, a Belize citizen and businessman, is the beneficial owner of all of the outstanding stock of Rushmore. Mr. Dart is also the Chief Executive Officer of Dart Container Corporation, a seller of food service products, of P. O. Box 31372, Grand Cayman, KY1-1206, Cayman Islands, BWI.

Copper Mountain Investments Limited (Copper Mountain), P. O.
Box 31363, Grand Cayman, KY1-1206 Cayman Islands, a Cayman
Islands company, owns an investment portfolio.

Robert C. Dart Residual Trust (the Dart Residual Trust), c/o Dart Financial Corporation, 500 Hogsback Road, Mason, MI 48854, a Michigan trust, owns all of the outstanding stock of Copper Mountain. Dart Financial Corporation, 500 Hogsback Road, Mason, MI 48854, a Nevada corporation, is the Trustee of the Dart Residual Trust.

William A. Dart and Claire T. Dart, 1952 Field Road, Sarasota, FL 34231,US citizens, through the William A. Dart Revocable Trust and the Claire T. Dart Revocable Trust, own Dart Financial Corporation. William A. Dart is also an employee of Dart
Container Company of FL, LLC, a contract manufacturer and seller of food service products, of 4610 Airport Road, Plant City, FL
33563.
CUSIP No. 244572301				Page 10 of 13 Pages

The Dart Foundation, Rushmore, Robert C. Dart, Copper Mountain, the Dart Residual Trust, William A. Dart and Claire T. Dart (the Reporting Persons)are filing jointly because they may be regarded as a group. However, a) Rushmore, Copper Mountain, and the Dart Foundation each disclaim beneficial ownership of the shares owned by the others, (b) Robert C. Dart disclaims beneficial ownership of the shares owned by Copper Mountain and the Dart Foundation, and (c) the Dart Residual Trust, William A. Dart and Claire T. Dart disclaim beneficial ownership of the shares owned by Rushmore and the Dart Foundation.

Each of the Reporting Persons disclaims membership in a group, and this filing shall not constitute an acknowledgement that the filing persons constitute a group.

In the last five years, none of the Reporting Persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In the last five years, none of the Reporting Persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


ITEM 3.  SOURCE OF FUNDS

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the investment for each of the Reporting Persons is income from the anticipated dividend stream and from increases in the stock value. The Reporting Persons have no other plans or proposals with respect to the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
Item 5(a)
As of the date of this Amendment No. 5 to Schedule 13D, the Reporting Persons beneficially own, in the aggregate, 12,206,300
(18.3%) of the outstanding shares of the common stock of the Issuer.

Reporting Person		Shares Beneficially Owned	Percentage

William and Claire
	Dart Foundation		  3,375,900			5.1%


Rushmore Investments Ltd.	  4,055,400			6.1%
Robert C. Dart 			  4,055,400			6.1%


Copper Mountain
	Investments Limited	4,775,000			7.2%
Robert C. Dart Residual Trust	4,775,000			7.2%
William A. Dart 		4,775,000			7.2%
Claire T. Dart 			4,775,000			7.2%


CUSIP No. 244572301				Page 11 of 13 Pages

Item 5(b)

William and Claire Dart Foundation    3,375,900 shares over which
	there is sole voting and dispositive power
Rushmore Investments Ltd.  4,055,400 shares over which there are
	shared voting and dispositive powers.
Robert C. Dart   4,055,400 shares over which there are shared
      voting and dispositive powers
Copper Mountain Investments Limited   4,775,000 shares over which
	there are shared voting and dispositive powers.
Robert C. Dart Residual Trust  4,775,000 shares over which there
	are shared voting and dispositive powers.
William A. Dart   4,775,000 shares over which there are shared
      voting and dispositive powers
Claire T. Dart    4,775,000 shares over which there are shared
      voting and dispositive powers

Item 5(c)

Since the filing of Amendment No. 4 to Schedule 13D, the Issuer converted 14,999,992 shares of preferred stock (none of which were owned by any of the Reporting Persons) into shares of common stock. As a result, the number of outstanding shares of common stock of the Issuer has increased, thereby reducing the percentage of common stock beneficially owned either directly or indirectly by each of the Reporting Persons.

Since the filing of Amendment No. 4 to Schedule 13D, Rushmore sold the following shares through a broker:

	Date		Quantity		Price
	03/14/08	200,000		      $1.1898


Items 5(d) and (e) - Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER
	None.


ITEM 7.  EXHIBITS

Exhibit A.  Joint Filing Agreement















CUSIP No. 244572301				Page 12 of 13 Pages

SIGNATURE.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart, Director
16 June 2008

RUSHMORE INVESTMENTS LTD.
BY:  James D. Lammers, Director
16 June 2008

ROBERT C. DART
16 June 2008

COPPER MOUNTAIN INVESTMENTS LIMITED
BY:  James D. Lammers, Director
16 June 2008

ROBERT C. DART RESIDUAL TRUST
BY:  Dart Financial Corporation, Trustee
	William A. Dart, President
16 June 2008

WILLIAM A. DART
16 June 2008

CLAIRE T. DART
16 June 2008

























CUSIP No. 244572301				Page 13 of 13 Pages

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned agree to the joint filing of Form 13D (including any and all amendments thereto) with respect to the shares of Common stock of Deerfield Capital Corp. The undersigned further agree and acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.


WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart, Director
16 June 2008

RUSHMORE INVESTMENTS LTD.
BY:  James D. Lammers, Director
16 June 2008

ROBERT C. DART
16 June 2008

COPPER MOUNTAIN INVESTMENTS LIMITED
BY:  James D. Lammers, Director
16 June 2008

ROBERT C. DART RESIDUAL TRUST
BY:  Dart Financial Corporation, Trustee
	William A. Dart, President
16 June 2008

WILLIAM A. DART
16 June 2008

CLAIRE T. DART
16 June 2008